For Immediate Release

Nordion Statement on Voluntary Disclosure

OTTAWA, Canada, August 8, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services for the prevention, diagnosis and treatment of disease, today disclosed that it is conducting an internal inquiry and investigation of a foreign supplier and related parties focusing on compliance with the Canadian Corruption of Foreign Public Officials Act (CFPOA) and the U.S. Foreign Corrupt Practices Act (FCPA).

Through the Company’s own internal review as part of its CFPOA compliance program, Nordion discovered potential compliance irregularities. As a result, the Company recently commenced an internal investigation of the possible compliance issues.  These issues relate to potential improper payments and other related financial irregularities in connection with the supply of materials and services to the Company.  The investigation is being conducted by outside legal counsel and external forensic and accounting firms who are experts in such compliance. These external advisors are reporting regularly to a special Committee of the Board constituted to deal with this matter.

Nordion has voluntarily contacted the regulatory and enforcement authorities, including the Canadian and U.S. Department of Justice, the Royal Canadian Mounted Police (RCMP), the U.S. Securities and Exchange Commission (SEC) and the Public Prosecution Service of Canada, to provide details of the matter and advise that an internal investigation is underway. The internal investigation is in its early stages and the Company’s external advisors have met with these authorities and will continue to provide reports to them as the investigation progresses.

Nordion is committed to the highest standards of integrity and diligence in its business dealings and to the ethical and legally compliant business conduct by its employees, representatives and suppliers. The Company reviews its compliance programs on a regular basis to assess and align them with emerging trends and business practices.  Corrupt or fraudulent business conduct is in direct conflict with the Company’s Global Business Practice Standards and corporate policies. The Company will continue to investigate this matter and cooperate with regulatory and enforcement authorities with a view to an expedient resolution.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2011 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

CONTACTS:

MEDIA
Tamra Benjamin
(613) 592-3400 x. 1022
tamra.benjamin@nordion.com

INVESTORS
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion